# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cocrystal Pharma, Inc., CIK 0001412486
CUSIP: 19188J409
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 19805 North Creek Parkway,, Bothell, Washington (WA), 98011
Date of event which requires filing of this statement: 08/03/2026
Filed by CIK 0000898860
Persons authorized to receive notices and communications: Phillip Frost, M.D., Frost Gamma Investments Trust, 4400 Biscayne Boulevard, Miami, Florida (FL), 33137, (305) 575-6015

## Reporting persons
- Phillip Frost, M.D. (CIK 0000898860): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 2,013,876; shared voting power 0; sole dispositive power 2,013,876; shared dispositive power 0; aggregate amount beneficially owned 2,784,719 (13.9% of the class)
  Comment: (1) The amounts provided in Item 7 and 9 include (i) 20,325 shares of the Issuer's common stock and (ii) 1,993,551 shares of the Issuer's common stock held by Frost Gamma Investments Trust, which is controlled by Dr. Frost as sole trustee. Does not include options to acquire 51,417 shares of common stock and warrants to acquire 719,426 shares of common stock, both of which are exercisable within 60 days.
  
  (2) The amount provided in Item 11 includes (i) 20,325 shares of common stock owned, (ii) 1,993,551 shares of the Issuer's common stock held by Frost Gamma Investments Trust, which is controlled by Dr. Frost as sole trustee; (iii) options to acquire 51,417 shares of common stock, which are exercisable within 60 days and (iv) 719,426 warrants to acquire shares of common stock, which is controlled by Dr. Frost as sole trustee and are exercisable within 60 days.
  
  (3) The percentage provided in Item 13 is calculated based on (i) 19,263,200 shares of common stock outstanding as of August 3, 2026 and (ii) 51,417 shares of common stock issuable upon exercise of options and 719,426 shares of common stock issuable upon exercise of warrants within 60 days. The percentage reflected in the table above is rounded to the nearest tenth (one place after the decimal point) in accordance with the instructions to Schedule 13D.
- Frost Gamma Investments Trust (CIK 0001380896): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: personal funds (PF); sole voting power 1,993,551; shared voting power 0; sole dispositive power 1,993,551; shared dispositive power 0; aggregate amount beneficially owned 2,712,977 (13.5% of the class)
  Comment: (1) The amounts provided in Item 7 and 9 include 1,993,551 shares of the Issuer's common stock, which is controlled by Dr. Frost as sole trustee. Does not include warrants to acquire 719,426 shares of common stock, which are exercisable within 60 days.
  
  (2) The amount provided in Item 11 includes (i) 1,993,551 shares of the Issuer's common stock and (ii) 719,426 warrants to acquire shares of the Issuer's common stock, which are exercisable within 60 days. The securities are controlled by Dr. Frost as sole trustee.
  
  (3) The percentage provided in Item 13 is calculated based upon 19,263,200 shares of common stock outstanding as of August 3, 2026 and 719,426 shares of common stock issuable upon exercise of warrants within 60 days. The percentage reflected in the table above is rounded to the nearest tenth (one place after the decimal point) in accordance with the instructions to Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Cocrystal Pharma, Inc.
Address of issuer's principal executive offices: 19805 North Creek Parkway,, Bothell, Washington (WA), 98011
Comment: This Amendment No. 8 on Schedule 13D/A (this "Amendment") is being filed with the Securities and Exchange Commission (the "SEC") on behalf of the Reporting Persons (as defined below) and relates to the common stock, par value $0.001 per share, of Cocrystal Pharma, Inc. (the "Issuer"). This Amendment is being filed as a result of a change in the Reporting Person's beneficial ownership of the common stock, and in the total number of shares of the Issuer's issued and outstanding common stock and, where so stated, amends and supplements Amendment No. 7 to the Schedule 13D and all previous filings on Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Amendment is filed on behalf of Phillip Frost, M.D. and Frost Gamma Investments Trust (together, the "Reporting Persons").
Residence or business address: The principal business address of the Reporting Persons is 4400 Biscayne Boulevard, Miami, Florida 33137.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons (or their directors, officers, or controllers, if applicable) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: Dr. Frost is a citizen of the United States of America. Frost Gamma Investments Trust was organized in the State of Florida.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On August 3, 2026, the Reporting Persons purchased 75,000 shares of the Issuer's common stock in the open market at $0.9412 per share. On August 5, 2026, the Reporting Persons purchased an additional 10,000 shares of the Issuer's common stock in the open market at $0.9816 per share.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the shares of common stock for investment purposes.

These securities are held by Frost Gamma Investments Trust, of which Phillip Frost, MD is the trustee. Frost Gamma L.P. is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is the sole shareholder of Frost-Nevada Corporation. Dr. Frost disclaims beneficial ownership of the securities held by Frost Gamma Investments Trust except to the extent of any pecuniary interest therein and this report shall not be deemed an admission that Dr. Frost is the beneficial owner of these securities for purposes of Section 16 of the Securities Exchange Act of 1934 or for any other purpose.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The beneficial ownership percentages disclosed below are based on 19,263,200 shares of common stock outstanding as of August 3, 2026, 51,417 shares of common stock issuable upon exercise of options and 719,426 shares of common stock issuable upon exercise of warrants, both within 60 days.

Dr. Frost is the beneficial owner of 2,784,719 shares of common stock representing 13.9% of the shares outstanding of the Issuer, including (i) 1,993,551 shares of common stock held by Frost Gamma Investments Trust, (ii) 20,325 shares of the Issuer's common stock held by the Reporting Person, (iii) 51,417 shares of common stock issuable upon exercise of vested options and (iv) 719,426 shares of common stock issuable upon exercise of warrants. Dr. Frost is the trustee of Frost Gamma Investments Trust. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. Dr. Frost is the sole shareholder of Frost-Nevada Corporation, which is the sole shareholder of Frost Gamma, Inc., the general partner of Frost Gamma Limited Partnership. As a result of the foregoing, Dr. Frost may be deemed the beneficial owner of the shares of common stock held by Frost Gamma Investments Trust. Dr. Frost disclaims beneficial ownership of the securities held by Frost Gamma Investments Trust except to the extent of any pecuniary interest therein.

Dr. Frost has sole dispositive power with respect to 51,417 shares of common stock issuable upon exercise of vested options.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons have voting and dispositive power over the Issuer's securities as described above in Item 5(a).
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D under Item 3 above, the Reporting Persons did not engage in any transactions in shares of the Company's common stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not Applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Phillip Frost, M.D.: /s/ Phillip Frost, M.D., Phillip Frost, M.D. (08/07/2026)
- Frost Gamma Investments Trust: /s/ Phillip Frost, M.D., Phillip Frost, M.D., Trustee (08/07/2026)